EXHIBIT 99.1

Teva Reports Second Quarter 2008 Results

-- Record Quarterly Sales of $2,823 Million --

JERUSALEM --Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA - News) today reported results for the quarter ended June 30, 2008.

Second Quarter Highlights:

* Record net sales of $2,823 million, up 18 percent compared to the second quarter of 2007.
* Net income and diluted EPS of $539 million and $0.65, reflecting an increase of 5 percent and 3 percent, respectively, compared to the second quarter of 2007.
* Copaxone® solidifies its number one position in U.S. and globally; record quarterly global in-market sales of $563 million, reflecting a 29 percent increase over the second quarter of 2007.
* Record cash flow from operations of $806 million.

Shlomo Yanai, Teva’s President and Chief Executive Officer, commented, “This was another solid quarter for Teva. Our strong financial results were driven by our product launches in the U.S., robust sales in the fast-growing international markets, and Copaxone®’s continued leadership of the global MS market.”

Mr. Yanai continued, “These are exciting times for Teva. Last month we announced very promising results of a study which demonstrated Azilect®’s efficacy in slowing the progression of Parkinson’s disease, one of the most critical unmet needs of Parkinson’s patients. And of course just over a week ago we signed an agreement to acquire Barr Pharmaceuticals, a deal that will dramatically increase the scale and scope of Teva’s leadership, allow us to exceed our strategic targets, and create great value for all of our stakeholders.”

Net sales for the second quarter of 2008 increased 18 percent to $2,823 million, compared to $2,386 million in the second quarter of 2007.

Net income for the second quarter of 2008 totaled $539 million, compared to $515 million for the same period of 2007 (up 5 percent), while diluted earnings per share increased to $0.65 from $0.63 (up 3 percent).

Exchange rate differences resulting primarily from the decline in the value of the U.S. dollar relative to certain other currencies (primarily European currencies, the Canadian dollar and the Israeli shekel) contributed approximately 6 percent to the second quarter of 2008 sales. Foreign currencies had a 1.8 percent adverse affect on operating income.

Pharmaceutical sales in North America (including Copaxone®) for the second quarter reached $1,505 million, accounting for 56 percent of pharmaceutical sales and representing an increase of 12 percent compared with the second quarter last year. Quarterly sales benefited primarily from the launches of generic Wellbutrin XL® (Bupropion Hydrochloride Extended-Release Tablets, 150 mg) and Risperdal® (Risperidone) during the quarter, as well as sales of other generic products launched in the previous two quarters, coupled both with strong sales of Copaxone® and the fact that Teva now records 100 percent of the sales of Copaxone® in North America.

As of July 23, 2008, Teva had 149 product applications awaiting final FDA approval, including 41 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of approximately $93 billion. Of these applications, 88 were "Paragraph IV" applications challenging patents of branded products. Teva believes it is the first to file on 50 of the 88 applications, relating to products with annual U.S. sales exceeding $39 billion.

Pharmaceutical sales in Europe (including Copaxone®) in the second quarter of 2008 totaled $762 million, accounting for 29 percent of pharmaceutical sales and up 25 percent compared to the second quarter of 2007. The increase in sales was attributable to strong generic sales in France, Hungary, Poland and the Czech Republic, and increased sales of Copaxone® and Azilect®, as well as the weakening of the US dollar against the European currencies.

Since the beginning of 2008, Teva received in Europe 512 generic approvals relating to 90 compounds in 173 formulations, including 1 EMEA approval which applies to all EU member states. In addition, as of June 30, 2008, Teva had approximately 3,156 marketing authorization applications pending approval in 30 European countries, relating to 220 compounds in 454 formulations, including 3 pending applications with the EMEA.

International pharmaceutical sales (including Copaxone®) in the second quarter of 2008 totaled $400 million, accounting for 15 percent of pharmaceutical sales and representing an increase of 37 percent compared to the second quarter of 2007. Growth was driven by sales in Russia as well as across Latin America. Approximately 7 percent of Teva’s total pharmaceutical sales were generated in Latin America (46 percent of international pharmaceutical sales), while Israel contributed 4 percent of total pharmaceutical sales (29 percent of international pharmaceutical sales) and the CEE contributed 2 percent of total pharmaceutical sales (16 percent of international pharmaceutical sales).

Global in-market sales of Copaxone® reached a record of $563 million in the second quarter of 2008, an increase of 29 percent over the second quarter of 2007. In the U.S., in-market sales increased by 17 percent to reach $332 million, while in-market sales outside the U.S. increased by 53 percent to $231 million. Copaxone® maintains its status as the leading global multiple sclerosis treatment in the second quarter of 2008.

On March 31, 2008, the Copaxone® distribution agreement for North America with sanofi-aventis ended. As a result, Teva now records the full in-market sales of Copaxone® in North America and, for a two year period will pay sanofi-aventis a payment equal to 25 percent of net sales, which is recorded as part of SG&A. In addition to this payment, sanofi-aventis also ceased to participate in Teva's Copaxone® sales and marketing expenses in North America that were recorded against SG&A in previous quarters. This change has a positive contribution to Teva's net sales, gross profit and gross profit margin. The increase in net sales is offset by the increase in SG&A expenses, resulting in a negative negligible effect on operating income.

Global in-market sales of Azilect® reached $42 million in the quarter, a 50 percent increase over the comparable period in 2007. On June 16, 2008, Teva announced top line results from ADAGIO, the phase III study designed to demonstrate that AZILECT® 1 mg tablets can slow the progression of Parkinson's disease. In the trial, the currently marketed AZILECT® 1 mg tablets met all three primary end points with statistical significance, and as such, may be the first Parkinson's disease treatment to slow the progression of the disease.

Teva’s global respiratory business recorded $168 million in sales in the second quarter of 2008, down 7 percent compared to the second quarter of 2007, but flat compared to the first quarter of 2008. Respiratory sales, primarily in the U.S., were affected by continued strong sales of CFC propellant-based products, as pharmacies use up the remaining stocks of CFC prior to the January 1, 2009 deadline, while the split between CFC and HFA products remained stable since the third quarter of 2007. During this period, Teva maintained its overall market leadership with approximately 56 percent of the HFA market, which constitutes approximately 60 percent of the SABA market in the U.S.

API sales to third parties in the second quarter increased 9 percent, totaling $156 million. Internal sales to Teva's pharmaceutical business increased 55 percent, compared to the comparable quarter last year, resulting in total API sales this quarter of $452 million, an increase of 35 percent compared to the second quarter of 2007. Internal API sales continued to benefit from Teva's generic launches in the U.S.

Gross profit margin reached 53.3 percent in the second quarter of 2008, compared to the 52.1 percent gross profit margin recorded in the second quarter of 2007. As indicated above, starting this quarter, the Company's gross profit margin will be positively affected by the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008.

Net Research & Development expenditures totaled $198 million, or 7 percent of sales, compared to 5.7 percent of sales recorded in the second quarter of 2007. This higher spending rate is in accordance with the Company's strategic plan to double R&D output over the next five years. As previously indicated, R&D spending is expected to reach a run rate of 7.5 percent of sales by the end of 2008.

Selling, General and Administrative (SG&A) expenditures totaled $669 million, or 24 percent of sales, for the second quarter, compared to $469 million, or 20 percent of sales in the comparable quarter of 2007. As indicated above, the increase SG&A resulted primarily from the termination of the agreement with sanofi-aventis in North America as of the March 31, 2008.

The tax provided for in the second quarter was $68 million (or 11 percent of pre-tax income). This adjusts our cumulative tax provision to our current estimate of the annual tax rate for 2008 which is 13 percent of pre-tax adjusted income. This rate compares to a rate of 18 percent for the second quarter of 2007 and 17 percent of pre-tax income for the whole of 2007. The reduction in the effective tax rate in 2008, compared to 2007, is due to a different product mix and higher vertically integrated product sales in 2008.

Cash flow generated from operating activities during the second quarter of 2008 was a record $806 million. Free cash flow reached $568 million, excluding net capital expenditures (of $132 million) and dividends (of $106 million). Approximately $540 million was used to reduce debt obligations – $141 million in redemption of convertible debentures which matured during the quarter and $399 million in reduction of long-term and short-term debt. Cash and marketable securities remained unchanged as of June 30, 2008, totaling $3.6 billion.

During this quarter, the auction rate securities held by the Company were further adjusted down by $60 million to a total net amount of $274 million as of June 30, 2008. Of this amount, $25 million were charged to the income statement, and the balance increased the provision of "other comprehensive income" in the balance sheet.

Shareholders equity on June 30, 2008 reached $15.1 billion, up $679 million from March 31, 2008. Approximately 22 percent of the increase in shareholders equity in the quarter reflects a positive foreign currency effect.

For the second quarter of 2008, the share count for the fully diluted earnings per share calculation was 836 million shares. As of June 30, 2008, Teva's share count for the fully diluted share count calculation is estimated at 836 million shares.

Dividend

The Board of Directors, at its meeting on July 28, 2008, declared a cash dividend for the second quarter of 2008 of NIS 0.45 (approximately 13 cents according to the rate of exchange on July 28, 2008) per share.

The record date will be August 5, 2008, and the payment date will be August 20, 2008. Tax will be withheld at a rate of 16.5 percent.

Conference Call

Teva will host a conference call to discuss the Company’s second quarter results on Tuesday, July 29, 2008 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website. A replay of the call will also be available until August 5, 2008 at 11:59 ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States. The pass code to access the replay is: Account # 3055 and Conference ID# 290905.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva’s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, including the integration of CoGenesys, Inc. and Bentley Pharmaceuticals Inc. and the consummation of the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

 Consolidated Statements of Income

 (Unaudited, U.S Dollars in millions, except earnings per share)

Three Months Ended
Six Months Ended

June 30,
June 30,

2008
2007
2008
2007

 NET SALES
2,823	2,386	5,395	4,466

 COST OF SALES
1,318	1,143	2,518	2,186

 GROSS PROFIT
1,505	1,243	2,877	2,280

 RESEARCH AND DEVELOPMENT EXPENSES
198	137	377	272

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
669	469	1,183	925

 ACQUISITION OF R&D IN PROCESS
-	-	382	-

 OPERATING INCOME
638	637	935	1,083

 FINANCIAL EXPENSES  – net
28	8	85	36

 INCOME BEFORE INCOME TAXES
610	629	850	1,047

 PROVISION FOR INCOME TAXES
68	113	161	188

542	516	689	859

 SHARE IN LOSS OF ASSOCIATED COMPANIES– net
1

 MINORITY INTERESTS – net
2	1	3	2

 NET INCOME
539	515	686	857

 EARNINGS PER SHARE:
Basic ($)
0.69	0.67	0.88	1.12

Diluted ($)
0.65	0.63	0.83	1.05

 WEIGHTED AVERAGE NUMBER OF SHARES:
Basic
778	766	777	765

Diluted
836	828	836	827

 ADJUSTED NET INCOME:*
539	515	1,068	857

 ADJUSTED EARNINGS PER SHARE:*
Basic ($)
0.69	0.67	1.37	1.12

Diluted ($)
0.65	0.63	1.29	1.05

 WEIGHTED AVERAGE NUMBER OF SHARES:
Basic
778	766	777	765

Diluted
836	828	836	827

 * See reconciliation attached

 Condensed Balance Sheets

 (Unaudited, U.S Dollars in millions)

June 30,
December 31,

2008
2007

 ASSETS

 CURRENT ASSETS
10,823	9,859

 INVESTMENTS & OTHER ASSETS
873	712

 FIXED ASSETS – net
2,737	2,515

 INTANGIBLE ASSETS - net
1,917	1,919

 GOODWILL
8,670	8,407

 TOTAL ASSETS
25,020	23,412

 LIABILITIES AND SHAREHOLDERS’ EQUITY

 CURRENT LIABILITIES
5,457	5,371

 LONG-TERM LIABILITIES
4,447	4,281

 MINORITY INTERESTS
41	36

 SHAREHOLDERS’ EQUITY
15,075	13,724

 TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY
25,020	23,412

 Reconciliation between Reported and Adjusted Net Income

 (Unaudited, U.S Dollars in millions, except earnings per share)

Three Months Ended
Six Months Ended

June 30,
June 30,

2008
2007
2008
2007

 REPORTED NET INCOME
539
515
686
857

 ACQUISITION OF R&D IN PROCESS
-
-
382
-

 ADJUSTED NET INCOME
539
515
1,068
857

 DILUTED EARNINGS PER SHARE:
REPORTED ($)
0.65
0.63
0.83
1.05

ADJUSTED ($)
0.65
0.63
1.29
1.05

 Condensed Cash Flow

 (Unaudited, U.S Dollars in millions)

Three Months Ended
Six Months Ended

June 30,
June 30,

2008
2007
2008
2007

 OPERATING ACTIVITIES:

 NET INCOME
539	515	686	857

 ACQUISITION OF R&D IN PROCESS
-	-	382	-

 OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS
267	(78)	484	79

 NET CASH PROVIDED BY OPERATING ACTIVITIES
806	437	1,552	936

 NET CASH USED IN INVESTING ACTIVITIES
(242)	(2)	(127)	(699)

 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
(633)	1	(521)	37

 TRANSLATION DIFFERENCE ON CASH BALANCES  OF CERTAIN SUBSIDIARIES
44	6	92	12

 NET INCREASE (DECREASE) IN CASH AND  CASH EQUIVALENTS
(25)	442	996	286

 BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD
2,509	1,176	1,488	1,332

 BALANCE OF CASH AND CASH EQUIVALENTS AT  END OF PERIOD
2,484	1,618	2,484	1,618

Three Months Ended

June 30,
% Change
% of Total

2008
2007
2008

(Unaudited, U.S Dollars in millions)

 Sales by Geographical Areas

 North America
1,573	1,416	11%	56%

 Europe*
814	653	25%	29%

 International
436	317	38%	15%

 Total
2,823	2,386	18%	100%

 Sales by Business Segments

 Pharmaceutical
2,667	2,243	19%	94%

 A.P.I.**
156	143	9%	6%

 Total
2,823	2,386	18%	100%

 Pharmaceutical Sales

 North America
1,505	1,341	12%	56%

 Europe*
762	610	25%	29%

 International
400	292	37%	15%

 Total
2,667	2,243	19%	100%

 * Includes EU member states, Switzerland & Norway

 ** Sales to third parties only

Six Months Ended

June 30,
% Change
% of Total

2008
2007
2008

(Unaudited, U.S Dollars in millions)

 Sales by Geographical Areas

 North America
3,006	2,554	18%	56%

 Europe*
1,537	1,272	21%	28%

 International
852	640	33%	16%

 Total
5,395	4,466	21%	100%

 Sales by Business Segments

 Pharmaceutical
5,086	4,175	22%	94%

 A.P.I.**
309	291	6%	6%

 Total
5,395	4,466	21%	100%

 Pharmaceutical Sales

 North America
2,873	2,412	19%	57%

 Europe*
1,429	1,177	21%	28%

 International
784	586	34%	15%

 Total
5,086	4,175	22%	100%

 * Includes EU member states, Switzerland & Norway

 ** Sales to third parties only

Contacts:

Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin Mannix, 215-591-8912
www.tevapharm.com